
June 8, 2023

Theresa E. Wagler
Executive Vice President and Chief Financial Officer
Steel Dynamics, Inc.
7575 West Jefferson Blvd
Fort Wayne, IN 46804

> **Re: Steel Dynamics, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **Form 8-K Filed April 21, 2023**
> **File No. 000-21719**

Dear Theresa E. Wagler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 45

1. Regarding your presentation of operational working capital, please tell us what consideration you gave to including a discussion of working capital and presenting a reconciliation of the differences between operational working capital and working capital in accordance with Item 10(e)(1)(B) of Regulation S-K.

Form 8-K Filed April 21, 2023

Exhibit 99.1

2. We have the following comments regarding the presentation of your non-GAAP measures adjusted net income and adjusted earnings per share:
    - Please present a reconciliation of the differences between the non-GAAP financial measures with the most directly comparable GAAP financial measures as required by Item 10(e)(1)(B) of Regulation S-K. The reconciliations should present income taxes as a separate adjustment and your disclosure should clearly explain how the tax effects of non-GAAP adjustments are calculated, in accordance with Question 102.11 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures; and
    - Please explain to us how you determined the adjustments for (1) additional performance-based companywide special compensation awarded to all non-executive, eligible team members in recognition of your annual performance and (2) costs associated with construction and startup of your Texas Flat Roll Steel Mill are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, or tell us how you plan to revise your non-GAAP financial measures in future filings.

3. We note that your reconciliation of net loss to EBITDA includes a reconciling item related to noncontrolling interest. Please be advised that Question 103.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures indicates that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization." Please revise the non-GAAP measure you present as EBITDA to only include adjustments for items contemplated by its acronym or revise the title of the non-GAAP measure you present to convey the additional adjustment.

4. Please describe to us the nature of the specific costs included in the non-GAAP adjustments related to unrealized (gains) losses and inventory valuation you presented in your Adjusted EBITDA reconciliation. In addition, please explain how you determined that these adjustments are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gordon at 202-551-3866 or Hugh West at 202-551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing